UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMCON Distributing Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341Q106

(CUSIP Number)

Andrew Plummer

7405 Irvington Road

Omaha, NE 68122

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02341Q106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher H. Atayan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 249,454*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 225,279*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,454*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

As more fully described in Item 5 below, the number of shares reported includes (i) 16,666 shares of Common Stock that may be issued upon the exercise of stock options granted to the Reporting Person, (ii) 82,481 shares of Common Stock issuable upon conversion of shares of the Series A Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Series B Convertible Preferred Stock,

$0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock, and (iv) 24,175 shares of Common Stock that are held by third parties and which are covered by an irrevocable proxy under which the Reporting Person is entitled to vote all of such shares at any and all meetings of the stockholders of AMCON Distributing Company upon any matter brought before the stockholders. In each case, the indicated voting and dispositive power with respect to the shares in clauses (i), (ii) and (iii) is premised on the assumption of such shares actually being issued.

**

The percentage reported in row (13) is calculated based upon 570,397 shares of Common Stock of AMCON Distributing Company issued and outstanding on July 13, 2009 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009).

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates the Schedule 13D filed on July 2, 2009 and relates to the common stock, $0.01 par value ("Common Stock"), of AMCON Distributing Company, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7405 Irvington Road, Omaha, NE 68122.

Item 2. Identity and Background

This Amendment is being filed by Christopher H. Atayan.

(a)	Christopher H. Atayan

(b)        The business address of Mr. Atayan is c/o AMCON Distributing Company, 515 North State Street, Suite 2650, Chicago, IL 60654.

(c)        Mr. Atayan is the chairman and chief executive officer of the Issuer, whose principal executive offices are located at 7405 Irvington Road, Omaha, NE 68122.

(d)-(e)   During the last five years, Mr. Atayan (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Atayan is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement dated as of July 20, 2009 among Christopher H. Atayan and Draupnir LLC, on July 20, 2009 Mr. Atayan closed the purchase of 80,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, for a total purchase price of $2,000,000 (less the fees and expenses incurred by Mr. Atayan in obtaining the bank financing for the purchase). The source of the total consideration provided by Mr. Atayan for the Series A Convertible Preferred Stock was a loan obtained by Mr. Atayan from Metropolitan Capital Bank, Chicago, Illinois.

Pursuant to a Stock Purchase Agreement dated June 29, 2009 ("Stock Purchase Agreement") among Christopher H. Atayan and a selling group consisting of William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, on June 30, 2009 Mr. Atayan closed the purchase of 102,964 shares of Common Stock and 20,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, for a total purchase price of $4,508,365.07. The source of the total consideration provided by Mr. Atayan for the Common Stock and Series A Convertible Preferred Stock was (i) $3,008,365.07 of Mr. Atayan's personal funds, and (ii) a Promissory Note made by Mr. Atayan to the order of William F. Wright and Aristide Investments, L.P. in the principal amount of $1,500,000. As a part of the transaction contemplated by the Stock Purchase Agreement, the selling group identified above agreed that before selling to a third party any or all of the remaining 24,175 shares of Common Stock held by the selling group, the selling group would first offer to Mr. Atayan the opportunity to purchase the shares to be sold. In addition, the selling group executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 24,175 shares of Common Stock held by the selling group at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

Item 4. Purpose of Transaction

Christopher H. Atayan has acquired and continues to hold the securities reported herein for investment purposes; provided, however, that Mr. Atayan will continue to be engaged in the management of the Issuer pursuant to his roles as a director of the Issuer and as an officer of the Issuer.

Depending on market conditions and other factors that Mr. Atayan may deem material to his investment decisions, Mr. Atayan may purchase additional shares of Common Stock or other securities in the open market, in privately negotiated transactions, or pursuant to the exercise of options or other rights granted to him under employee benefit plan awards. Depending on these same factors, Mr. Atayan may sell all or a portion of his shares of Common Stock or other securities on the open market in privately negotiated transactions.

Except as set forth in this Amendment, Christopher H. Atayan has no plans or proposals which relate to or which would result in the occurrence of:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;

(g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)        Christopher H. Atayan may be deemed the beneficial owner of 249,454 shares of Common Stock, including:

(i)         16,666 shares of Common Stock that may be issued upon the exercise of stock options that are exercisable within 60 days of the date of this Amendment;

(ii)        82,481 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan;

(iii)       8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares; and

(iv)       24,175 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, which shares are covered by an Irrevocable Proxy under which Mr. Atayan is entitled to vote all of such shares at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

On December 12, 2006, the Issuer entered into a Nonqualified Stock Option Agreement ("Option Agreement") with Christopher H. Atayan, under which he was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure. The exercise price of the option is $18.00 per share. Generally, the exercise of this option is permitted as follows: (i) no portion of the option may be exercised before December 12, 2007, (ii) up to one-third of the option (8,333 shares) may be exercised after December 12, 2007, (iii) an additional one-third of the option (8,333 shares) may be exercised after December 12, 2008, and (vi) the entire option may be exercised after December 12, 2009. In no event may the option be exercised after December 12, 2016. No consideration was provided by Mr. Atayan in connection with either the grant of the option or the option becoming exercisable.

Mr. Atayan is the beneficial owner of 100,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, which are convertible at the option of Mr. Atayan into 82,481 shares of Common Stock.

Mr. Atayan potentially may be deemed the beneficial owner of 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares. Mr. Atayan has no contractual or other right or power to cause Spencer Street Investments to convert its shares of Series B Convertible Preferred Stock into Common Stock. Although Mr. Atayan has included in this Amendment the 8,113 shares of Common Stock issuable upon conversion of such shares of Series B Convertible Preferred Stock, such inclusion resulted from an abundance of caution on the part of Mr. Atayan and reflects his potential interest in such shares.

Based on 570,397 shares of Common Stock outstanding as of July 13, 2009 (as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009), Christopher H. Atayan may be deemed the beneficial owner of 36.8% of the outstanding shares of Common Stock.

(b)        Christopher H. Atayan has the sole power to vote and to direct the vote of 249,454 shares of Common Stock, and the sole power to dispose or to direct the disposition of 225,279 shares of Common Stock. Mr. Atayan does not have shared power to dispose or to direct the disposition of any other shares of Common Stock, and Mr. Atayan does not have shared power to vote or to direct the vote any other shares of Common Stock. The indicated voting and dispositive power with respect to such shares of Common Stock is premised on the assumption of the actual issuance of (i) 16,666 shares of Common Stock that may be issued upon the exercise of stock options granted under the Option Agreement, (ii) 82,481 shares of Common Stock issuable upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan, (iii) 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments, Inc., the holder of such shares. In addition, the indicated voting power with respect such shares of Common Stock is premised on Mr. Atayan's exercise of his rights under the Irrevocable Proxy granted by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation with respect to 24,175 shares of Common Stock.

(c)        With the exception of the transaction described in Item 3 above, including Mr. Atayan's purchased of 102,964 shares of Common Stock and 100,000 shares of the Issuer's Series A Convertible Preferred Stock, Christopher H. Atayan has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.

(d)        Except as set forth in this Amendment, no person, other than Christopher H. Atayan, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Amendment. With respect to the 24,175 shares of Common Stock that are held by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation and that are covered by an Irrevocable Proxy granted to Mr. Atayan, Mr. Atayan does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Amendment, Christopher H. Atayan has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

As more fully described in Item 5(a) above, pursuant to the Option Agreement, Mr. Atayan was granted a non-qualified stock option to purchase 25,000 shares of Common Stock, subject to increase or decrease in the event of any change in the Issuer's capital structure.

As more fully described in Item 3 above, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation agreed that before selling to a third party any or all of the remaining 24,175 shares of Common Stock held by them, they would first offer to Mr. Atayan the opportunity to purchase the shares to be sold. In addition, William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation executed and delivered to Mr. Atayan their Irrevocable Proxy to vote all of the remaining 24,175 shares of Common Stock held by them at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

As more fully described in Item 5(a) above, Mr. Atayan has the right to receive 82,481 shares of Common Stock upon conversion of shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, at the option of Mr. Atayan.

As more fully described in Item 5(a) above, Spencer Street Investments, Inc., the holder of the Issuer's Series B Convertible Preferred Stock, has granted to Mr. Atayan the right to receive 8,113 shares of Common Stock issuable upon conversion of shares of the Issuer's Series B Convertible Preferred Stock, $0.01 par value, at the option of Spencer Street Investments.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Nonqualified Stock Option Agreement for Christopher H. Atayan dated December 12, 2006 (incorporated herein by reference to Exhibit 10.13 to the Issuer's Annual Report on Form 10-K filed on November 9, 2007).

Exhibit 2

Irrevocable Proxy dated June 29, 2009 made by William F. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation for the benefit of Christopher H. Atayan (incorporated herein by reference to Exhibit 3 to Christopher H. Atayan's Schedule 13D filed on July 2, 2009)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2009

/s/ Christopher H. Atayan
CHRISTOPHER H. ATAYAN